NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES The New York Stock Exchange hereby notifies the SEC of its intention to remove the entire class of the stated securities from listing and registration on the Exchange at the opening of business on April 28, 2025, pursuant to the provisions of Rule 12d2-2 (a). [ X ] 17 CFR 240.12d2-2(a)(3) That on April 17, 2025 the instruments representing the securities comprising the entire class of this security came to evidence, by operation of law or otherwise, other securities in substitution therefore and represent no other right except, if such be the fact, the right to receive an immediate cash payment. The merger bewteen MoneyLion Inc. and Maverick Group Holdings, Inc., a wholly-owned subsidiary of Gen Digital Inc. became effective before the opening on April 17, 2025. Each share of MoneyLion Inc. Class A Common Stock was converted into one Contingent Value Right ("CVR") and USD 82.00. Each share of MoneyLion Inc. Warrants, each whole warrant exercisable 1/30th of a share of Class A common stock at an exercise price of $345.00 per whole share, was converted into a Warrant to receive the merger consideration that the holder would have received if they had exercised the warrant immediately before the merger closed. The Exchange also notifies the Securities and Exchange Commission that as a result of the above indicated conditions this security was suspended from trading on April 17, 2025.